October 16, 2017

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation
(Registration Nos. 333-218851, 811-23067)

Dear Mr. Minore:

The undersigned, RiverNorth Marketplace Lending Corporation, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 5:00 p.m., Eastern Daylight Time, on October 17, 2017, or as soon thereafter as practicable.

Very truly yours,

RiverNorth Marketplace Lending Corporation

By:	/s/ Marcus L. Collins
Marcus L. Collins